NextPlay Technologies, Inc.

October 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael Purcell

Washington D.C. 20549

Phone: (202) 344-9074

Re:	NextPlay Technologies, Inc.
Form S-3 Registration Statement
File No. 333-257457

Acceleration Request

Request Date:     Friday, October 29, 2021

Request Time:     5:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextPlay Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Friday, October 29, 2021, at 5:30 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ William Kerby
William Kerby
Co-Chief Executive Officer